Exhibit 99.1

JA Solar Commences Large-Volume Module Shipments From Bids Totaling 90MW With China Power Investment

SHANGHAI, China, Sept. 26, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd., (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has commenced solar module shipments from successful bids totaling 90MW with China Power Investment Corporation (“CPI”). The Company has signed supply agreements with subsidiaries of CPI for an initial 40MW of modules, delivery of which is expected to be completed by the end of 2012. JA Solar’s total of 90MW in successful bids makes it the largest single bid winner from a 200MW tender offered by CPI.

Dr. Peng Fang, CEO of JA Solar, said, “China is one of the most important growth engines in the global solar industry, and this cooperation with a major utility company demonstrates our strong position in this promising market. Like their peers in other markets, project developers in China demand that their suppliers offer quality, reliability, affordability and financial stability. JA Solar’s ability to deliver across all these criteria ensures that we are well positioned for strong growth here.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with, or furnished to, the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

CONTACT:  In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com